Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Largest Homebuilder Emerges as Unlikely Startup Kingmaker

By Cory Weinberg

April 1, 2021 9:02 AM PDT

Back in 2016, executives at homebuilding giant Lennar Corp. sat down with the founders of Doma, which uses technology to speed the underwriting of title insurance. Worried that the startup didn't have sufficient experience in either real estate or insurance, Lennar decided to pass on investing in the firm. "They said it was a disaster of an idea," said Max Simkoff, CEO of Doma.

More than two years later, Lennar had a change of heart. With the real estate startup sector taking off, Lennar decided to invest $50 million for a stake in Doma and sold the startup its own title insurance underwriting division.

Helping to overcome Lennar's earlier doubts and bring about the deal was a chance encounter between Lennar's head of venture capital investing, Eric Feder, and former Uber executive Emil Michael, who was advising Doma. The two met on a beach in the Caribbean while both were vacationing there, giving Michael an opportunity to talk up the young firm. It was "a truly random set of circumstances," Simkoff said.

THE TAKEAWAY

•	Many high-profile real estate startups are backed by Lennar
•	Homebuilder could reap more than $1.5 billion from investments
•	Lennar's 23% stake in Doma now worth more than $800 million

The deal is one of several that established 67-year-old Lennar as one of the most influential backers of startups at the forefront of modernizing the homebuying process. Overall, Lennar has poured $324 million into about 20 tech startups over the past few years through an investment arm called LenX, according to a securities filing and a person familiar with the matter. While Lennar could have netted even more had it invested in 2016, the company's 23% stake in Doma will be worth more than $800 million upon completion of a planned merger with a blank-check company.

As a friendly public market for tech stocks fused recently with surging U.S. home sales, other startups have begun delivering financial windfalls to Lennar, at least on paper. The company is on track to generate more than $1.5 billion in gains from three companies alone-Doma, which recently changed its name from States Title; online homeseller Opendoor; and insurance underwriter Hippo-that have gone public or are about to, according to an analysis of securities filings and company disclosures.

Those gains aren't guaranteed. The buzz around real estate technology could fade quickly if the housing market cools. Already, high-profile real estate brokerage Compass has slashed the projected size of its initial public offering as rising interest rates threaten to slow home sales. Stock prices of online homeselling businesses Zillow and Redfin, as well as Opendoor, have fallen sharply in recent weeks after having reached historic highs in February.

Lennar's tech investing strategy has evolved significantly in the last few years, according to startup executives who have dealt with the company. The old-line builder initially invested largely through Fifth Wall, a real estate-focused VC firm that introduced Lennar to many of its early bets.

More recently, Miami-based Lennar has started finding more deals itself and via other Silicon Valley connections. Last year, Lennar invested in Cover, a Founders Fund-backed startup building backyard mini-homes known as accessory dwelling units. Founders Fund partner

Keith Rabois, who knew Lennar from Opendoor's board, made the introduction, said Alexis Rivas, Cover's CEO.

Over the past few months, Lennar has invested additional equity in Opendoor, Hippo and Doma as they agreed to merge with special purpose acquisition companies.

"Over time, they got conviction and know-how," said Assaf Wand, CEO of Hippo, which announced a merger with a SPAC last month at a $6 billion valuation. Lennar's stake in Hippo would be worth more than $800 million if the deal closes. "They were very good at choosing the right partners, helping them grow, and did it at an opportune time."

Lennar declined to make executives available for comment for this article.

A 'Painful' Lesson

Lennar, the largest U.S. homebuilder by revenue, in recent decades has experimented with different ways to fit technology into its operations, with mixed results.

In the mid-1990s, the company released an ad narrated by actor William Shatner that promoted homes with voice-activation lights and temperature systems. But the technology wasn't ready, said Stuart Miller, Lennar's executive chairman, in a 2018 speech at the University of Miami. "It was a painful lesson of learning, of trial and error," he said.

Miller, whose father, Leonard Miller, co-founded the company, continued to look for ways to adopt new technology, telling people in recent years that the real estate industry relied too much on people-dependent processes that could be digitized.

Meanwhile, a slew of companies began arriving on the scene with the goal of integrating machine learning and other emerging technologies into the homebuying process. One of them, Opendoor, raised billions of dollars of venture capital to build a company that could offer to buy people's houses, mostly through the internet.

In 2017, the startup needed a homebuilding partner to boost its supply of homes and help open new markets. Fifth Wall, an investor in Opendoor, connected executives at the two firms.

The companies created a new program in which Lennar's potential homebuying customers could sell their current home through Opendoor at a guaranteed price. The program "massively expanded Opendoor's volume, [and] enabled Lennar to retain their customers," said Brendan Wallace, co-founder and managing partner at Fifth Wall, on a recent podcast.

Several current and former Opendoor employees, as well as investors, said Lennar executives earned their respect by providing useful guidance on real estate market conditions and doling out connections to local construction vendors. Lennar told shareholders in March that it recorded a $470 million profit from its stake in Opendoor, which went public through a SPAC in December and is now valued at $12 billion. Eric Wu, Opendoor's CEO, declined to comment.

Skipping Katerra

So far, Lennar has avoided some big blowups of real estate startups. Lennar's Miller and Feder traveled to Phoenix a few years ago to tour the factory of Katerra, a SoftBank-backed construction tech startup, people familiar with the matter said. Lennar passed on making an investment. Other real estate developers who took stakes in Katerra, including Wolff Companies, United Dominion Realty and Legacy Partners, lost the bulk of their investments after it narrowly avoided bankruptcy last year.

Many of Lennar's bets have been lower stakes, focused on startups in seemingly staid areas such as simplifying home finance and insurance. Mortgage startup Blend, which raised about $10 million from Lennar at a $600 million valuation two years ago, in January was valued at $3 billion and is seen by some investors as an IPO or SPAC candidate. The value of

Lennar's relatively small stake in digital notary startup Notarize has roughly quintupled in less than two years.

Lennar's successes appear to be emboldening other traditional real estate firms to make startup bets. Several commercial developers, including Tishman Speyer, Simon Property Group and RXR Realty, have raised SPACs.

Dave Eisenberg, founding partner at Zigg Capital, a VC firm focused on real estate and construction, said Lennar's success will be hard to replicate. "The old-school real estate industry isn't very good at picking winners," he said. Lennar, he said, "is totally an exception to the rule."

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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